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                                EXHIBIT 99.(a)(9)

                         FORM OF E-MAIL REMINDER NOTICE


The deadline is approaching for eligible employees to elect to participate in or withdraw from the Stock Option Exchange Offer. Eligible employees must complete and submit an Exchange Offer Election and Withdrawal Form so that it is received before 11:59 p.m. Eastern Time on May 22, 2002. Employees also can change their election or withdraw completely from the Offer any time during the offer period as long as the form is properly submitted so it is received before 11:59 p.m. Eastern Time on May 22, 2002.

Participation in the Exchange Offer is completely your choice and is entirely voluntary. You are not obliged to participate in this offer, and if you do not elect to exchange your eligible options, any options you currently hold will remain subject to their present terms.

We expect a high volume of traffic during the last few days of the offer period. If you wait until the end of the offer period to submit your choice or change your election, you may experience slow system performance and you may have difficulty gaining access to the system or submitting your Exchange Offer Election or Withdrawal Form. As a result, you may not be able to submit your form in time for Lucent to receive it before the offer expires.

The offer materials, including eligibility guidelines and instructions for participating, are available to you at [web site link]. If you are in the United States, you must submit your Exchange Offer Election and Withdrawal Form electronically according to the instructions on the web site. If you are outside the United States, you must fax your Exchange Offer Election and Withdrawal Form to the Lucent Exchange Offer Support Center at +1 (847) 883-4050.